UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility

              Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

FORM 4

/      /  Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

(Print or Type Responses)


1.  Name and Address of Reporting Person*

Donahue                       John                    C.
(Last)                        (First)                 (Middle)

c/o Federated Investors, Inc.
Federated Investors Tower
(Street)

Pittsburgh                    PA                      15222-3779
(City)                        (State)                 (Zip)


2.  Issuer Name and Ticker or Trading Symbol
    Federated Investors, Inc.     FII

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Statement for Month/Day/Year
      November 25, 2002

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
(Check all applicable)
__X___ Director                      ________ 10% Owner
__X___ Officer (give title below)    ________ Other (specify below)
      President and Chief Executive Officer

7.  Individual or Joint/Group Filing (Check Applicable Limit)
_X____   Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person


                  Table I -- Non-Derivative Securities Beneficially Owned


1. Title of     2. Transaction    3. Transaction      4.  Securities Acquired      5.  Amount of    6.  Ownership      7.  Nature
   Security     Date                 Code                 (A) or Disposed of           Securities       Form:  Direct  of Indirect
   (Instr. 3)   (Mon/day/year)       (Instr. 8)           (D) (Instr. 3, 4, and 5)     Beneficially     (D) or         Beneficial
                                                                                       Owned at End of  Indirect (I)   Ownership
                                                                                       Month (Instr. 3  (Instr. 4)     (Instr. 4)
                                                                                       and 4)
                                     Code    V            Amount   (A) or   Price
                                                                   (D)



Class B Common                                                                          4,836,650 (1)        D
Stock
Class B Common                                                                          29,642               I          By Spouse
Stock
Class B Common                                                                          829,546              I          By Thomas
Stock                                                                                                                   Donahue as
                                                                                                                        custodian
                                                                                                                        for minor
                                                                                                                        children
Class B Common                                                                          1,269,486            I          By children
Stock                                                                                                                   sharing
                                                                                                                        household
Class B Common                                                                          1,269,486            I          By power of
Stock                                                                                                                   attorney
Class B Common                                                                          439,940              I          By Daniel
Stock                                                                                                                   McGrogan as
                                                                                                                        custodian
                                                                                                                        for minor
                                                                                                                        children
Class B Common  11/25/2002         J(2)                    4,973    A                    5,075               I          Tiger
   Stock                                                                                                                Investment
                                                                                                                        Management,
                                                                                                                        LLC


     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
Instruction 4(b)(v).


FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g., puts, calls, warrants, options, covertible securities)



1.  Title of         2. Conversion   3. Transaction    4.  Transaction   5.  Number of    6.  Date
Derivative Security  or Exercise     Date               Code (Instr. 8)  Derivative       Exercisable and
(Instr. 3)           Price of        (Month/Day/Year)                    Securities       Expiration Date
                     Derivative                                          Acquired (A) or  (Month/Day/Year)
                     Security                                            Disposed of (D)
                                                                         (Instr. 3, 4,
                                                                         and 5)
                                                     Code     V          (A)       (D)    Date           Expiration
                                                                                          Exercisable    Date




7.  Title and Amount of   8.  Price of    9.  Number of            10.  Ownership Form of           11. Nature of
Underlying Securities     Derivative      derivative Securities    Derivative Security:  Direct     Indirect
(Instr. 3 and 4)          Security        Beneficially Owned at    (D) or indirect (I)              Beneficial
                          (Instr. 5)      End of Month (Instr. 4)  (Instr. 4)                       Ownership
                                                                                                    (Instr. 4)
Title        Amount or
             Number of
             Shares


Explanation of Responses:

(1) Includes 136,524 shares of Federated Investors, Inc. Class B Common Stock held in Federated's Profit Sharing/401(k) plan.

(2) Due to a restructuring of Tiger Investment Management LLC, Mr. Donahue's indirect beneficial ownership increased by 4,973 shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ J. Christopher Donahue              March 11, 2003
**Signature of Reporting Person         Date